KCI KONECRANES

FILE 82-4297

05009177

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

13 June, 2005

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 13 June, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

dlw 6/22

KCI KONECRANES STOCK OPTIONS 2003C ALLOCATED

Stock options 2003C have been allocated and subscribed for. When allocating 2003C option incentives the Board of Directors complemented the previous allocations (2003 A and B), to reach the intended allocation structure of the total plan (A+B+C).

Altogether 200.000 options were allocated and the Board resolved to increase the subscription price for the 2003C stock options from EUR 19.56 to EUR 25.00. According to the terms and conditions of the 2003 Stock Option Plan each stock option entitles its holder to subscribe for one (1) share in KCI Konecranes Plc. The share subscription period of stock options 2003C is May 2, 2007-Mar. 31, 2009.

The stock options will be freely transferable, when the relevant share subscription period has commenced. Furthermore, the 2003C stock options will be transferred to the book entry system before the subscription period will begin.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media